

June 12, 2013

Via E-mail
Stuart M. Peltz, Ph.D.
Chief Executive Officer
PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, NJ 07080

> **Re: PTC Therapeutics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 5, 2013**
> **File No. 333-188657**

Dear Dr. Peltz:

We have reviewed your amended registration statement filed June 5, 2013 and have the following comment.

Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Business, page 76
Ataluren, page 80

1. We note your disclosure on page 80 and page 35 that the FDA has granted fast track designation to ataluren for the treatment of nmDMD and nmCF. Your disclosure on page 133, however, refers only to fast track designation from the FDA for the treatment of nmDMD. Please advise us as to the status of your discussions with the FDA regarding a potential fast track designation for ataluren for the treatment of nmCF and explain the inconsistencies in your disclosure. If you have not obtained fast track designation for the treatment of nmCF, please revise your disclosure to accurately reflect the fast track status of ataluren.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Legal Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Clark W. Petschek
        Wilmer Cutler Pickering Hale and Dorr LLP